5075 Westheimer, Suite 890, Houston, TX 77056
713-369-0550 Fax: 713-369-0555
March 26, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010
Attention: H. Roger Schwall, Assistant Director

Re:	Allis-Chalmers Energy, Inc.
Registration Statement on Form S-4
Filed February 20, 2008
File No. 333-149326
Ladies and Gentlemen:
     We have received your letter dated March 14, 2008, addressed to Mr. Victor M. Perez, Chief Financial Officer of Allis-Chalmers Energy, Inc. (“Allis-Chalmers”), pursuant to which you provided comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on our Registration Statement on Form S-4 filed with the SEC on February 20, 2008 (File No. 333-149326) (the “Registration Statement”). In response to the Staff’s comments, we have today filed Amendment No. 1 to the Registration Statement (the “Registration Statement Amendment”) and we are submitting this response letter to you.
     For your convenience, the comments contained in your comment letter are set forth below verbatim in italicized text. Our responses appear below in the plain text following the copies of your comments.
General
1.	Please be attentive to the need to update the registration statement and the financial statements included as maybe appropriate. In this regard, please note that the disclosure required by Item 402 of Regulation S-K that will need to be included in the registration statement at the time of effectiveness will be information through the fiscal year ended 12-31-2007. Please refer to Telephone Interpretation H.3 of Form S-3 for further guidance or contact us to discuss.

Our response. We have updated the financial statements and other disclosure included in the Registration Statement Amendment to provide information as of December 31, 2007

Securities and Exchange Commission
Division of Corporation Finance
March 26, 2008

and, in certain instances, as of the latest practicable date. The information required by Item 402 of Regulation S-K through the fiscal year ended December 31, 2007 will be included in an amendment to Allis-Chalmers’ Annual Report on Form 10-K or a proxy statement that will be filed prior to effectiveness of the Registration Statement, as amended.
Cover Page
2.	Please disclose on the cover page that the merger consideration ultimately receivable may differ from the example as of the latest practicable date and emphasize that shareholders of Bronco Drilling Company, Inc., will not know the exchange ratio and therefore, the number of shares they will ultimately receive before submitting their vote on the proposal.

Our response. We have added the requested disclosure to the cover page of the prospectus contained in the Registration Statement Amendment and elsewhere in the prospectus under the headings “Questions and Answers About the Merger” on page 2, “Summary—Merger Consideration” on page 12 and “The Merger Agreement—Merger Consideration” beginning on page 77.

3.	Please revise to indicate the anticipated time that will lapse between the shareholder vote and the closing of the merger.

Our response. We have indicated the time that we expect will lapse between the shareholder vote and the closing of the merger on the cover page of the prospectus contained in the Registration Statement Amendment and elsewhere in the prospectus under the headings “Questions and Answers About the Merger” on page 2, “Summary—Merger Consideration” on page 12 and “The Merger Agreement—Merger Consideration” beginning on page 77.

4.	If the share price for Allis-Chalmers Energy, Inc. stock falls below a specified floor, please clarify whether shareholders of either company may opt to terminate the merger transaction.

Our response. We have added the requested clarifying disclosure to the cover page of the prospectus contained in the Registration Statement Amendment and made conforming changes elsewhere in the prospectus under the headings “Questions and Answers About the Merger” on page 2, “Summary—Merger Consideration” on page 12 and “The Merger Agreement—Merger Consideration” beginning on page 77.

5.	Please consider including reference to a 1-800 number that shareholders may call prior to voting in order to discern the exact number of shares they would receive pursuant to the exchange rate formula as of the latest practicable date.
     Our response. We will establish a toll free number that stockholders may call in order to learn the exchange ratio as of the latest practicable date and will disclose that

Securities and Exchange Commission
Division of Corporation Finance
March 26, 2008

number on the cover page of the prospectus contained in the Registration Statement Amendment and elsewhere in the prospectus under the headings “Questions and Answers About the Merger” on page 2, “Summary—Merger Consideration” on page 12, “The Merger Agreement—Merger Consideration” beginning on page 77 and “Comparative Market Prices and Dividends” beginning on page 97.
Merger Consideration, page 74
6.	We note that the consideration shareholders of Bronco Drilling Company, Inc. will receive will vary in part due to fluctuations in the market price of Allis-Chalmers Energy, Inc.’s common stock over a specified pricing period. Please revise here and in other parts of the prospectus to provide an illustrative table that indicates the sensitivity of the exchange ratio to changes in the price per share of Allis-Chalmers Energy, Inc. stock. Please use a reasonable range of per share prices of your common stock and provide a thorough discussion in the prospectus of the assumptions underlying the tabular presentation. For example, disclose why you chose the prices used in the requested table and disclose how the range in prices used in the table compares to fluctuations in the common stock price of Allis-Chalmers Energy, Inc. over recent periods.

Our response. We have included the requested table and related disclosure in the Registration Statement Amendment under the headings “Questions and Answers About the Merger” on page 2 and “The Merger Agreement—Merger Consideration” beginning on page 77.
Exhibits
7.	Please file all exhibits as soon as practicable. In this regard, we note that the legality opinion has not yet been filed. We may have further comments upon our review of any missing exhibits.

Our response. We have filed all remaining exhibits, including the legality opinion, with the Registration Statement Amendment.
     If you have any further comments, please contact the undersigned by telephone at (713) 369-0550 or by fax at (713) 369-0555, with a copy to Henry Havre of Andrews Kurth LLP, by fax at (713) 238-7279. We thank you in advance for your prompt consideration of our responses.

Very truly yours, ALLIS-CHALMERS ENERGY INC.
By:	/s/ Theodore F. Pound III
Theodore F. Pound III

Enclosures

cc:	Mellissa Campbell Duru, SEC
Henry Havre, Andrews Kurth LLP
Andrew M. Tucker, Andrews Kurth LLP
Seth R. Molay, P.C., Akin, Gump, Strauss, Hauer & Feld, L.L.P.